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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934




                             PINNACLE HOLDINGS INC.
                             ----------------------
             (Exact name of registrant as specified in its charter)


               DELAWARE                                 65-0652634
               --------                                 ----------
(State of incorporation or organization)   (I.R.S. Employer Identification No.)


301 NORTH CATTLEMEN ROAD, SUITE 300, SARASOTA, FLORIDA                 34232
-------------------------------------------------------              ----------
        (Address of principal executive office)                      (zip code)


If this Form relates to the                    If this Form relates to the
registration of a class of                     registration of a class of
securities pursuant to Section                 securities pursuant to Section
12(b) of the Exchange Act and is               12(g) of the Exchange Act and is
effective pursuant to General                  effective pursuant to General
Instruction A.(c), check the                   Instruction A.(d), check the
following box. [ ]                             following box. [X]



Securities Act registration statement file number to which this form relates (if applicable): NOT APPLICABLE

Securities to be registered pursuant to Section 12(b) of the Exchange Act:

                                           Title of Each Exchange on which Each
Title of Each Class                                      Class is
to be so Registered                                to be so Registered
-------------------                                -------------------

     NONE                                                  NONE



Securities to be registered pursuant to Section 12(g) of the Exchange Act:

                    SERIES C PREFERRED STOCK PURCHASE RIGHTS
                    ----------------------------------------
                                (Title of Class)




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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On December 22, 2000, the Board of Directors of Pinnacle Holdings, Inc. (the "Company") declared a dividend distribution of one preferred stock purchase right (a "Right") for every outstanding share of common stock, par value $.001 per share (the "Common Stock"), of the Company to stockholders of record at the close of business on January 12, 2001. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and First Union National Bank, a national banking institution, as Rights Agent.

1.       Common Stock Certificates Representing Rights

         Until the Distribution Date (as defined in Section 2 below), (a) the Rights shall not be exercisable, (b) the Rights shall be attached to and trade only together with the Common Stock, and (c) the stock certificates representing the Common Stock shall also represent the Rights attached to such Common Stock. Common Stock certificates issued after the Record Date and before the Distribution Date shall contain a notation incorporating the Rights Agreement by reference.

         After the Distribution Date, the Rights shall separate from the Common Stock, Rights certificates shall be issued, and the Rights shall become exercisable to purchase preferred stock as described in Section 5 below.

2.       Distribution Date

         The "Distribution Date" is the earliest of (i) the tenth day following the date of the first public announcement that any person (other than the Company or certain related entities, and with certain additional exceptions) has become the beneficial owner of 15% or more of the then outstanding Common Stock other than as the result of a Qualifying Offer (as defined in (b) below) (such person is an "Acquiring Person" and the date of such public announcement is the "Stock Acquisition Date") or (ii) the close of business on the tenth business day (or such later day as shall be designated by the Board of Directors) following the date of the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would cause any person (other than the Company and certain related entities and with certain additional exceptions) to become an Acquiring Person. In calculating the percentage of shares of outstanding Common Stock that are beneficially owned by any person, such person shall be deemed to beneficially own any shares of Common Stock issuable upon the exercise, exchange, or conversion of any options, warrants, or other securities beneficially owned by certain affiliates and associates of such person. Notwithstanding the foregoing, if any person shall become the beneficial owner of at least 15% of the outstanding Common Stock by reason of purchases of Common Stock by the Company, then such person shall not be deemed an "Acquiring Person" until such person thereafter acquires beneficial ownership of, in the aggregate, a number of additional shares of Common Stock equal to 1% or more of the then outstanding Common Stock.

3.       Issuance of Rights Certificates

         As soon as practicable following the Distribution Date, separate certificates representing only Rights shall be mailed to the holders of record of shares of Common Stock as of the close of business on the Distribution Date, and such separate Rights certificates alone shall represent such Rights from and after the Distribution Date.

4.       Expiration of Rights

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 12, 2011 unless earlier redeemed by the Company as described below.

5.       Exercise of Rights

         Unless the Rights have expired or been redeemed or exchanged, they may be exercised, at the option of the holders, pursuant to paragraphs (a), (b), or
(c) below. No Right may be exercised more than once or pursuant to




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more than one of such paragraphs. From and after the first event of the type described in paragraphs (b) or (c) below, each Right that is beneficially owned by an Acquiring Person or an affiliate or associate thereof shall be void.

         (a) Right to Purchase Preferred Shares. From and after the close of business on the Distribution Date, each Right (other than a Right that has become void) shall be exercisable to purchase one one-hundredth of a share of Series C Preferred Stock, par value $.001 per share, of the Company (the "Preferred Shares"), at an exercise price of $60.00 (the "Purchase Price"). The Preferred Shares are nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, are subordinate to any other series of the Company's preferred stock whether issued before or after the issuance of the Preferred Shares. The Preferred Shares may not be issued except upon exercise of Rights. The holder of a Preferred Share is entitled to receive when, as, and if declared, the greater of (i) cash and non-cash dividends in an amount equal to 100 times the dividends declared on each share of Common Stock or (ii) a preferential annual dividend of $100.00 per Preferred Share ($1.00 per one one-hundredth of a Preferred Share). In the event of liquidation, the holder of Preferred Shares shall be entitled to receive a liquidation payment in an amount equal to the greater of (1) $6,000.00 per Preferred Share $60.00 per one one-hundredth of a Preferred Share), plus all accrued and unpaid dividends and distributions on the Preferred Shares or (2) an amount equal to 100 times the aggregate amount to be distributed per share of Common Stock. Each Preferred Share has 100 votes, voting together with the shares of Common Stock. In the event of any merger, consolidation, or other transaction in which shares of Common Stock are exchanged, the holder of a Preferred Share shall be entitled to receive 100 times the amount received per share of Common Stock. The rights of the Preferred Shares as to dividends, voting, and liquidation preferences are protected by antidilution provisions. It is anticipated that the value of one one-hundredth of a Preferred Share should approximate the value of one share of Common Stock.

         (b) Right to Purchase Shares of Common Stock of the Company. If any person, alone or together with its affiliates or associates, shall become an Acquiring Person (subject to certain exceptions), each Right (other than a Right that has become void) shall be exercisable to purchase, at the Purchase Price (initially $60.00), shares of Common Stock with a market value equal to two times the Purchase Price. The Company may at its option or, if the Company does not have sufficient shares of Common Stock available for all Rights to be exercised, the Company shall substitute for all or any portion of the shares of Common Stock that would otherwise be issuable upon the exercise of the Rights, cash, assets, or other securities having the same aggregate value as such shares of Common Stock.

         (c) Right to Purchase Common Stock of a Successor Corporation. If, after a person has become an Acquiring Person, (i) the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation in a merger or other business combination in which all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or assets of another person, or (iii) 50% or more of the Company's consolidated assets or earning power are sold, then each Right (other than a Right that has become void) shall thereafter be exercisable to purchase, at the Purchase Price (initially $60.00), shares of Common Stock or cash of the surviving corporation or purchaser, respectively, with an aggregate market value equal to two times the Purchase Price.

6.       Adjustments to Prevent Dilution

         The Purchase Price payable, and the number of Preferred Shares or shares of Common Stock issuable upon exercise of the Rights are subject to adjustment from time to time as set forth in the Rights Agreement to prevent dilution. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least one percent of the Purchase Price.

7.       Cash Paid Instead of Issuing Fractional Securities

         No fractional securities shall be issued upon exercise of a Right (other than fractions of Preferred Shares that are integral multiples of one one-hundredth of a Preferred Share, which fractions may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash shall be made based on the market price of such securities on the last trading date before the date of exercise.



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8.       Exchange

         At any time after any Person becomes an Acquiring Person and before the acquisition by such Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group that will have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

9.       No Stockholder Rights Before Exercise

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income if the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of an acquiring company as set forth above.

10.      Amendment of Rights Agreement

         Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company before the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; however, no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

ITEM 2.  EXHIBITS.

         1. Rights Agreement, dated as of December 22, 2000, between Pinnacle Holdings Inc. and First Union National Bank, a national banking institution, which includes as Exhibit A the form of the Certificate of Designations, Preferences, and Rights of Series C Preferred Stock and as Exhibit B thereto, the form of Rights Certificate, and as Exhibit C thereto the Summary of Rights.



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                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereto duly authorized.

                                        PINNACLE HOLDINGS INC.
                                        (Registrant)



                                        By:  /s/ Steven R. Day
                                           ------------------------------------
                                                 Steven R. Day, Chief Operating
                                                 Officer and Secretary

                                        Date: December 22, 2000